GAMBRO®

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Stockholm, October 21, 2004

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

Pia Irell
Vice President, Investor Relations
Phone + 46 8-613 65 91
Fax +46 8 613 65 78

Encl.:
Press Release – Nine-month report January-September 2004, October 21, 2004

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,200 patients in more than 700 clinics worldwide. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

GAMBRO®

REPORT
October 21, 2004

Nine-month report January-September 2004

- **Revenues up 7% currency adjusted**
- **EBITDA margin, excluding nonrecurring items*, at 17.8% (17.1%)**
- **Earnings before tax margin, excluding nonrecurring items, at 7.2% (6.7%)**
- **Operating cash flow at MSEK 1,850 (1,312)**
- **Earnings per share, excluding nonrecurring items*, at SEK 1.77 (1.58)**
- **Outlook revised for Gambro BCT:** 18-20% revenue growth expected for 2004, up from 11-14%, due to extraordinarily good performance the first nine months of 2004.

MSEK	Q3			Currency	Jan-Sept			Currency
	2004	2003	Nominal	adjusted	2004*	2003	Nominal	adjusted
Revenues	6,697	6,601	+1%	+7%	19,775	19,637	+1%	+7%
EBITDA	1,275	1,148	+11%	+17%	3,529	3,354	+5%	+11%
EBITDA margin	19.0%	17.4%			17.8%	17.1%		
EBIT	606	460	+32%	+38%	1,524	1,322	+15%	+22%
EBT	552	452	+22%		1,424	1,308	+9%	
EBT, incl. nonrec. items	552	452			-1,248	1,308		
Net income	257	206	+25%		610	543	+12%	
Net income, incl. nonrec. items	257	206			-1,571	543		
Earnings per share, SEK	0.74	0.60	+25%		1.77	1.58	+12%	
Earnings per share, incl. nonrec. items, SEK	0.74	0.60			-4.56	1.58		
Earnings per share, excl. goodwill amortization, SEK	1.36	1.28	+6%		3.61	3.60	+0%	
Operating cash flow	870	730	+19%		1,850	1,312	+41%	

* Excl. nonrecurring items in Q2 2004: A charge recorded in Q2 to provide for a settlement with the U.S. Department of Justice. Pre-tax MSEK 2,672, after tax MSEK 2,181.

Third quarter highlights:

- **Revenues** for the Group increased by 7%, currency adjusted. Gambro BCT reached 25% currency adjusted growth. Revenues for Gambro Healthcare were up 7% currency adjusted, including USD 292 in revenue per treatment in the U.S. (2003 Q3: 269). Gambro Renal Products revenues increased 3% currency adjusted.
- **EBITDA margin** for the Group at 19.0% (17.4%). The margin includes improvements in all business areas. Gambro Healthcare at 18.0% (16.5%), Gambro BCT at 31.6% (26.4%) and Gambro Renal Products at 19.0% (17.8%).
- **Net debt** was reduced by MSEK 512 from the second quarter 2004. Net debt September 30, 2004 at MSEK 5,067 (MSEK 6,577).

"Continued firm financial performance and several promising business achievements, including product launches and the strategic step into the emerging area of therapy for liver support has characterized the third quarter of 2004 for Gambro", said Sören Mellstig, Gambro President and CEO.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,100 patients in more than 700 clinics worldwide. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

Key data

MSEK Excl. nonrecurring items	Q3 2004	 2003	Jan-Sept 2004	 2003	Oct 2003- Sept 2004	Full year 2003
Revenues	6,697	6,601	19,775	19,637	26,271	26,133
EBITDA	1,275	1,148	3,529	3,354	4,509	4,334
EBITDA incl. nonrecurring items	1,275	1,148	857	3,354	1,837	4,334
EBITDA margin	*19.0%*	*17.4%*	*17.8%*	*17.1%*	*17.2%*	*16.6%*
Operating earnings (EBIT)	606	460	1,524	1,322	1,783	1,581
Operating earnings (EBIT) incl. nonrecurring items	606	460	-1,148	1,322	-889	1,581
EBIT margin	*9.0%*	*7.0%*	*7.7%*	*6.7%*	*6.8%*	*6.0%*
Earnings before tax (EBT)	552	452	1,424	1,308	1,646	1,530
Earnings per share (EPS), SEK	0.74	0.60	1.77	1.58	1.72	1.53
Earnings per share (EPS), incl. nonrecurring items SEK	0.74	0.60	-4.56	1.58	-2.01	4.13
Operating cash flow [1)]	870	730	1,850	1,312	2,292	1,754
Net debt	5,067	6,577	5,067	6,577	5,067	5,801

1) Cash flow before acquisitions, divestitures and taxes

Revenues by market

MSEK	Q3 2004	 2003	 *Nominal*	*Currency* *adjusted*	Jan-Sept 2004	 2003	 *Nominal*	*Currency* *adjusted*	Full year 2003
Europe, Africa and Middle East	1,960	1,893	*+4%*	*+3%*	6,041	5,856	*+3%*	*+3%*	*7,852*
United States	4,152	4,181	*-1%*	*+8%*	12,121	12,263	*-1%*	*+9%*	*16,218*
Asia, rest of the world	585	527	*+11%*	*+17%*	1,613	1,518	*+6%*	*+11%*	*2,063*
Total	6,697	6,601	*+1%*	*+7%*	19,775	19,637	*+1%*	*+7%*	*26,133*

THIRD QUARTER 2004 (* =currency adjusted)

Revenues for the quarter showed a growth of 7%*. Revenue development was favorable in the U.S. +8%*. Europe, Africa and Middle East posted a growth of 3%*. Revenues in Asia and the rest of the world posted a growth of 17%*.

EBITDA margin (Earnings before interest, taxes, depreciation and amortization) for the Group reached 19.0% (17.4%). The Group margin includes significantly higher margins for all three business areas. The margin improvement is due to improved revenue per treatment, continuous efforts in areas of efficiency improvements, cost management and a good product and market mix within Gambro Renal Products and Gambro BCT.

EBIT (Earnings before interest and taxes) for the Group was increased by 32% (+38%*) to MSEK 606 (460). The EBIT margin reached 9.0% (7.0).

The **financial net** amounted to MSEK -54 (-8), including MSEK -50 (-50) in interest net and MSEK -4 in other financial items. Last year's other financial items, MSEK 42, included exceptionally high interest gains as a result of realization of derivatives.

Earnings before tax (EBT) was higher in the quarter at MSEK 552 (452). The EBT margin reached 8.2% (6.8%).

Net income for the quarter reached MSEK 257 (206).

Financial position

MSEK	Q3 2004	Q3 2003	January-Sept 2004	January-Sept 2003	Full year 2003
Net debt[1], closing balance	5,067	6,577	5,067	6,577	5,801
Financial net	-54	-8	-100	-14	-51
of which interest net	-50	-50	-88	-153	-212
Average interest rate	3.2%[2]	3.8%	3.3%[2]	3.7%[2]	3.8%[2]

1) Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including plan assets and liquid funds.

2) Excluding one-off items.

Net debt was reduced by MSEK 1,510 compared to end of September 2003, including a reduction by MSEK 512 from the second quarter of 2004. The reduction in the third quarter 2004 was positively affected by MSEK 226 in currency effects.

Operating cash flow

MSEK Excl. nonrecurring items	Q3 2004	Q3 2003	Jan-Sept 2004	Jan-Sept 2003	Full year 2003
Earnings before taxes, excl. associated companies	548	448	1,420	1,305	1,526
Depreciation and amortization	669	688	2,005	2,032	2,753
Change in operating working capital[1]	77	212	-401	-429	-266
Capital expenditure, net	-424	-618	-1,174	-1,596	-2,259
Operating cash flow	**870**	**730**	**1,850**	**1,312**	**1,754**
Of which currency effects in operating cash flow	133	241	-16	473	633

1) Includes inventories, trade receivables, trade payables and other current receivables and liabilities.

The Gambro group experienced a positive and improved **operating cash flow**. The improved cash flow is largely due to improved profitability and a lower capital expenditure level, compared to last year. For the full year Gambro's capital expenditure is expected to be just below MSEK 2,000. The improvement is also related to operating working capital. Excluding currency effects in both periods, the operating cash flow reached MSEK 737 the third quarter of 2004, compared to MSEK 489 last year.

COMPANY OBJECTIVES FOR 2004

Gambro reconfirms the overall objectives for the Group for 2004: The company is expecting a currency adjusted revenue growth in the range of 6-8% and a growth in earnings, excluding the charge recorded in the second quarter to provide for a settlement with the U.S. Department of Justice of MSEK 2,672 (pre-tax), and operating cash flow in excess of revenue growth. **Gambro Healthcare's** objective is to reach a revenue growth in the range of 6-8%, with operating earnings growing at a slightly higher rate than revenues. **Gambro Renal Products'** objective is to achieve a revenue growth in the range of 3-5%. Operating earnings will be negatively impacted by the ongoing improvement program short-term, while the benefits of the program will come late in 2004 and thereafter. Based on the strong performance during the first three quarters of 2004, **Gambro BCT** projects a revenue growth in the range of 18-20% (currency adjusted and incl. Ivex) for the full year 2004, while maintaining strong profit performance. The outlook announced in the company's Six-month report, on July 21, 2004, stated a revenue growth of 11-14%.

GAMBRO HEALTHCARE

MSEK	Q3 2004	Q3 2003	Nominal	Currency adjusted	Jan-Sept 2004	Jan-Sept 2003	Nominal	Currency adjusted
Revenues	4,021	4,052[1)]	-1%	+7%	11,750	11,863[2)]	-1%	+8%
U.S.	3,603	3,662[1)]	-2%	+7%	10,528	10,725[2)]	-2%	+8%
Rest of the world	418	390	+7%	+8%	1,222	1,138	+7%	+9%
EBITDA	725	668[1)]	+9%	+17%	1,992	1,879[2)]	+6%	+16%
EBITDA margin	18.0%	16.5%			17.0%	15.8%		
EBIT	351	268[1)]	+31%	+42%	883	709[2)]	+25%	+37%
EBIT margin	8.7%	6.6%			7.5%	6.0%		

1) Including reversal of MSEK 21 in accounts receivable reserves and MSEK 10 in laboratory revenues from previous periods.
2) Including reversal of MSEK 63 in accounts receivable reserves and MSEK 35 in laboratory revenues from previous periods.

	Sept 30 2004	Sept 30 2003	Sept 30, 2004 vs. Sept 30, 2003	Sept 30, 2004 vs. June 30, 2004
Total number of clinics	**707**	**711**	**-4**	**+1**
U.S.	565	565	0	-1[1)]
Rest of the world	142	146	-4	+2[2)]
Total number of patients	**55,100**	**55,200**	**-100**	**-100**
U.S.	43,200	43,600	-400	-200
Rest of the world	11,900	11,600	+300	+100

1) During the third quarter 3 new clinics were opened, 2 clinics were closed and 2 clinics were sold.
2) During the third quarter 2 clinics were opened.

	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1
Total number of treatments in consolidated clinics ('000)		**2,018**	**2,011**	**1,995**	**2,028**	**2,014**	**1,985**	**1,905**
U.S.		1,648	1,646	1,638	1,667	1,661	1,641	1,594
Rest of the world		370	365	357	361	353	344	311
Number of dialysis days	79	79	78	78	79	79	78	77
Revenue per treatment, U.S. (USD)		**292**	**286**	**278**	**268[1)]**	**269[2)]**	**261[2)]**	**261[2)]**
of which is lab services		10	10	11	11	12	10	11

1) Excluding reversal of MSEK 53 in accounts receivable reserves
2) Excluding reversal of MSEK 21 in accounts receivable reserves in each quarter Q1, Q2, and Q3 2003

Revenues showed a growth of 7% currency adjusted, -1% in nominal terms, including good growth for Gambro Healthcare in the U.S. as well as for the clinic business in the rest of the world.

Operating earnings margin (EBITDA) was higher at 18.0% compared to 16.5% in the third quarter of 2003. The improved margin was driven primarily by the higher revenue per treatment and cost management.

Gambro Healthcare US third quarter 2004

Revenue per treatment in the U.S. was USD 292, a USD 23 increase from the third quarter of 2003. The strong performance is mainly due to increases in pharmacy items administered in connection with the continuing patient care initiatives, increased focus on non-governmental payer contracts and a selective growth strategy that continues to bring discipline regarding portfolio management and improved margins.

Gambro Healthcare US experienced a flat non-acquired treatment development for the quarter (see Definitions page 18). The treatment growth was affected by a number of hurricanes in Florida, U.S., which caused temporary closings of several clinics.

Labor cost per treatment in the third quarter 2004 was about 2% above last year's third quarter.

Subpoena

In July Gambro Healthcare US, reached a preliminary understanding with the U.S. Department of Justice and other agencies of the U.S. government to resolve matters raised as a consequence of the subpoena received in June 2001. Gambro made a provision of MSEK 2,672 (MUSD 355) in the second quarter 2004 to provide for the settlement. The government's investigation focused on compliance issues relating to documentation when submitting claims for services and relationships with pharmaceutical companies and physicians. Quality of care was never an issue.

The preliminary understanding is subject to negotiation and execution of definitive settlement documents and confirmatory court approval. As part of the settlement, Gambro Healthcare US would enter into a Corporate Integrity Agreement.

Gambro estimates the provision of MSEK 2,672 (MUSD 355) will have an impact on 2004 net income of approximately MSEK 2,181. The impact on earnings per share will be SEK –6.33. The settlement is expected to be paid in the fourth quarter of 2004. Cash flow effects related to paid tax are expected from 2004.

MSEK 10 (16) in legal fees and other costs related to the subpoena were recorded in the third quarter 2004 in "Other", (January-September MSEK 38).

Gambro Healthcare International (non-U.S.) third quarter 2004

Gambro Healthcare International experienced a revenue growth of 8% currency adjusted for the third quarter 2004. The performance was driven by a non-acquired treatment growth of 5% and reimbursement increases in some markets. Specific actions per country are gradually improving the performance of the business, medically as well as financially. The business has now experienced four consecutive quarters with solid organic growth and financial performance.

GAMBRO RENAL PRODUCTS

MSEK	Q3 2004	Q3 2003	Nominal	Currency adjusted	Jan-Sept 2004	Jan-Sept 2003	Nominal	Currency adjusted
Revenues	2,454	2,435	+1%	+3%	7,440	7,406	+0%	+3%
- of which is intra-group	306	330	-7%	-1%	907	965	-6%	+1%
EBITDA	466	434	+7%	+8%	1,335[1)]	1,374	-3%	-2%
EBITDA margin	19.0%	17.8%			17.9%[1)]	18.6%		
EBIT	226	197	+15%	+15%	595[1)]	665	-11%	-11%
EBIT margin	9.2%	8.1%			8.0%[1)]	9.0%		

1) Including MSEK -101 in one-offs related to the closure of dialyzer plants

Gambro Renal Products third quarter 2004

Revenues showed a growth of 3% currency adjusted. Growth for renal intensive care disposables continued to be strong as well as the growth for synthetic dialyzers. The sales trend was favorable, especially in the U.S. and emerging markets. Internal sales were somewhat lower, -1%, currency adjusted, compared to the strong third quarter last year.

Operating earnings margin (EBITDA) for Gambro Renal Products was higher at 19.0% compared to 17.8% third quarter last year. The improved margin is due to a favorable product and market mix and a result of firm cost control. The drop in the margin from the second quarter 2004 is due to seasonal effects.

In the quarter Gambro launched Prismaflex, a new system for the treatment of acute renal failure and fluid management. The first market rollout covers Western Europe, Australia and Canada. At the end of the year there will be a worldwide rollout. The system is used in hospitals' intensive care units and succeeds Gambro's existing offer, Prisma. The Prismaflex system is based on a new technology platform, which allows for both continuous renal replacement therapy, as well as for future therapies, such as therapeutic plasma exchange and hemoperfusion. New features include bar code reader for increased safety, higher flow rates and improved ease of use through new bag handling system and color-coded schematic interface. The Prismaflex system comprises of a machine and a disposable set (blood lines and filter).

Gambro expands into the emerging market for liver support through the acquisition of the business of Teraklin AG, Germany. Teraklin develops, manufactures and markets a product line for the treatment of acute liver failure. Teraklin's product line will be integrated into Gambro Renal Products' intensive care business.

The acute liver failure market is closely related to the renal intensive care market, where Gambro today is the worldwide market leader. To treat patients with either acute liver or acute kidney failure, membranes in combination with a machine are used to purify the blood outside the body.

BREAKpoint, a unique new treatment module, that gives Gambro the competitive edge when it comes to peritoneal dialysis therapies was launched during the quarter. The software module allows Gambro's Serena APD cycler to detect the change in dialysis solution flow, reducing the number of drain alarms and increases patient comfort and quality of life by adapting the treatment to the patient.

Gambro Renal Products also launched a new water purification unit, WRO 300. The system include improved disinfection abilities and more intuitive, easy-to-use user interface compared to earlier systems and is now fully available and sold in most of Gambro Renal Products markets.

Gambro Renal Products launched a new software upgrade and hardware service pack for the Phoenix Dialysis System, entitled 3.3, in the quarter. This update enhances the machine's operational efficiency by offering customized, clinic-specific configuration options, and by including additional automation. The associated Service Pack diminishes the total cost of ownership and improves the overall reliability of the Phoenix Dialysis System by offering new or improved hardware components, as well as a thoroughly optimized machine process.

GAMBRO BCT

	Q3			Currency	Jan-Sept			Currency
MSEK	**2004**	2003	*Nominal*	*adjusted*	**2004**	2003	*Nominal*	*adjusted*
Revenues	528	444	*+19%*	*+25%*	1,492	1,333	*+12%*	*+19%*
EBITDA	167	117	*+43%*	*+52%*	475	339	*+40%*	*+51%*
EBITDA margin	31.6%	26.4%			31.8%	25.4%		
EBIT	116	71	*+63%*	*+72%*	333	201	*+66%*	*+78%*
EBIT margin	22.0%	16.0%			22.3%	15.1%		
Navigant Biotechnologies, expenses	18	37			49	114		

Gambro BCT third quarter 2004

Revenue growth continued to be very strong during the quarter, reaching 25% currency adjusted growth (+19% in nominal values).

Both Gambro BCT's blood banking business as well as therapeutic business are growing significantly above market growth. Sales in the major markets like U.S., France, Spain and Italy developed very well. In Japan the development was particularly favorable, with the primary driver being the adoption of Trima Accel resulting in Japan now being Gambro BCT's second largest market. The integration of Ivex, acquired during the second quarter is proceeding well, and contributed to the revenue development by about 4 percentage points in the quarter. Trima system disposables volumes, in particular Trima Accel, which now represents more than half of all global Trima sales, continued to grow strongly. Customer conversion from Trima to the Trima Accel system is continuing, and the system is gaining acceptance in new markets. This conversion rate is higher than forecasted and shows the value that Trima Accel is delivering to the Gambro BCT global customers.

Gambro BCT has enjoyed exceptionally strong growth during the first three quarters of 2004 taking advantage of favorable market conditions, primarily driven by the implementation of bacterial screening in the U.S., which leads to a higher utilization of single donor platelets. Other key drivers are the success of commercializing new technology such as Trima Accel, the adoption of Trima Accel in Japan and the acquisition of Ivex.
Due to the extraordinarily good performance year to date, Gambro BCT projects a revenue growth in the range of 18-20% (currency adjusted and incl. Ivex) for the full year 2004, while maintaining strong profit performance. The outlook announced in the company's Six-month report, on July 21, 2004, stated a revenue growth of 11-14%.

Earnings before depreciation and amortization (EBITDA) for Gambro BCT increased 43% over the third quarter 2003, while the EBITDA margin reached 31.6% compared to 26.4% last year. The improvement is explained by lower expenses related to Navigant Biotechnologies, high production output and a favorable product mix.

Navigant Biotechnologies, Inc.

Navigant Biotechnologies continued with the development of technologies to improve the safety of transfused blood by reducing the pathogen load found in blood components. As announced earlier this year, the focus in 2004, based on progress and evaluation of the technology, market conditions and external funding opportunities, is on programs most likely to support Gambro BCT. Progress continues towards initiation of human clinical trials for its platelets product in Europe in mid-2005.

In the third quarter of 2004 MSEK 18 (37) was invested in the technology. For the full year 2004, as well as for 2005, the company expects to spend about MUSD 10. The company continues to assess external funding opportunities.

U.S. Department of Defense awarded Navigant Biotechnologies MUSD 2 for 2005 to continue to develop and test its Mirasol Pathogen Reduction Technology (PRT) for applications improving the safety and availability of transfused blood for U.S. Armed Forces. (MUSD 2 was also awarded for 2004.) The research will continue to be conducted collaboratively between the company and the Walter Reed Army Institute of Research in the U.S. The funds will be used to develop the Mirasol PRT process equipment and to test its ability to inactivate pathogens identified by the FDA and the Department of Defense as threats to the blood supply. These pathogens include viruses such as HIV and West Nile, parasites such as malaria, and bacteria - all identified as hazards in current and potential war zones.

INVESTMENTS

MSEK	Q3 2004	Q3 2003	Jan-Sept 2004	Jan-Sept 2003	Full year 2003
Gambro Healthcare	137	298	373	668	973
Gambro Renal Products	233	264	665	804	1,115
Gambro BCT	72	69	187	184	282
Total investments excluding acquisitions [1)]	442	631	1,225	1,656	2,370
Acquisitions	10	0	61	68	66
Total investments gross	452	631	1,286	1,724	2,436
Less: Disposals	-50	-13	-85	-60	-180
Total investment activities	402	618	1,201	1,664	2,256
1) Of which is capitalized development expenditures	33	34	104	88	134

Gambro Renal Products' investments largely refer to new production capacity for synthetic dialyzers in Germany. The extended production is expected to be ready and gradually ramped up from 2005, up to an additional capacity of 5 million dialyzers. Gambro Healthcare's investments largely refer to capacity expansions in existing and new clinics.

PERSONNEL

The number of Gambro employees increased by 83 during the third quarter. By the end of the period, the total number of employees amounted to 21,190 (21,345).

PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 406 (527) for the first nine months 2004. The Parent Company's liquid funds at the end of the period amounted to MSEK 480 (65).

OTHER

Contingent assets and liabilities

Gambro AB and one of its US subsidiaries, Gambro Renal Products, Inc., have in September been served with a complaint in Florida state court seeking to certify a class action by former owners of publicly traded stock in REN Corporation-USA (REN). The complaint relates to a 1995 tender offer to all public stockholders in REN pursuant to which COBE Laboratories, Inc. (COBE) (today Gambro, Inc.) acquired all of the remaining outstanding shares of REN for a total consideration of nearly MUSD 190. The complaint alleges that former officers and directors of COBE failed to disclose material information regarding a potential acquisition at the time of the tender offer to privatize REN. The allegations are identical to those raised in 1997 in a prior lawsuit filed by former shareholders of REN. The outcome of that lawsuit was generally favorable to the Company as previously reported in 2003. That lawsuit is today on appeal. The new lawsuit raises additional issues such as the timeliness of bringing these claims nine (9) years after the tender offer was completed. The Company believes it has numerous meritorious defenses and intends to vigorously defend the case.

AFTER THE BALANCE SHEET DATE

Gambro's acquisition of the business of Teraklin AG, Germany was announced during the quarter. The transaction was subject to approval by a creditors' committee of Teraklin. On October 19, 2004 the transaction was approved by an unanimous creditors' committee of Teraklin.

In order to fulfill its obligations under a guaranty agreement (described in Note 33 to Gambro's Annual Report 2003), Gambro purchased, at face value (MUSD 25), a loan previously owned by an independent bank. In October 2004, to protect its rights under the legal documents comprising the loan documentation, Gambro notified the Stock Transfer Agent to transfer the ownership of the borrower's shares to Gambro's name until such time as the loan is repaid. The shares had previously been pledged as collateral to secure the loan. Subsequent to that notification, the former shareholders attempted to file for protection under the bankruptcy laws. It is not possible to determine at this time how this matter will ultimately be resolved.

Gambro Healthcare, Inc. has been served with a complaint in a lawsuit filed by a former employee, J Gallen, in a court in the State of California. The complaint requests certification of a class action on behalf of a putative class of current and former employees of Gambro Healthcare working in its acute dialysis programs in California. The complaint alleges that Gambro Healthcare failed to fully comply with a number of its duties as an employer (failure to pay appropriate overtime wages and wages due at termination of employment and to reimburse for expenses, to provide appropriate rest and meal periods, and to comply with itemized employee wage statement provisions in accordance with California law and violation of California's unfair competition law). The complaint requests various forms of damages and penalties and certain other relief. Gambro Healthcare believes it has meritorious defenses and intends to defend the matter vigorously. However, due to the uncertainties inherent in litigation, the Company cannot provide any assurances as to whether the ultimate outcome of the case will result in a material adverse effect on the Company's financial condition or results of operations.

Stockholm, October 21, 2004

Sören Mellstig
President and CEO

This report has not been subject to examination by the Company's auditors.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lars Granlöf, SVP, CFO, tel. +46-8-613 65 00, +46 70 513 65 48
Karin Avasalu, VP, Corporate Communications, tel. +46 8 613 65 99, +46 70 513 65 99
Pia Irell, VP, Investor Relations, tel. +46 8 613 65 91, +46 70 513 65 91
Kevin Smith, President, Gambro Inc., Investor Relations U.S., tel. +1 303 231 4750

PRESS MEETING

Sören Mellstig, President and CEO will host a press meeting today at 11:00 (CET) to present the report. The presentation will take place at Gambro's office, Jakobsgatan 6, Stockholm.

ANALYST AND INVESTOR PRESENTATION

Sören Mellstig, President and CEO, Lars Granlöf, Senior Vice President and CFO and Jon Risfelt, President Gambro Renal Products, will host an analyst and investor meeting (media welcome as well) to present the report today at 13:00 (CET). The presentation will take place in "Aulan" at Salén Konferens & Matsalar, Norrlandsgatan 15, Stockholm.

CONFERENCE CALL (audiocast live at www.gambro.com)

Sören Mellstig will also be holding a teleconference today at 16:00 (CET) to review the results. Larry C Buckelew, President and CEO Gambro Healthcare US, Jon Risfelt, President, Gambro Renal Products and David B Perez, President Gambro BCT will present each business area's results and Kevin Smith, President, Gambro Inc and Lars Granlöf, CFO, will be available to take questions. Phone: +44 (0)20 7162 0188 (if calling from Europe), +1 334 323 6203 (if calling from the U.S.). Regarding the audiocast, please find all related information on Gambro's web site: www.gambro.com.

CALENDAR	
February 10, 2005	Full year report 2004
April 12, 2005	Annual General Meeting
April 26, 2005	Three-month report
July 21, 2005	Six-month report
October 20, 2005	Nine-month report
February 8, 2006	Full year report 2005

ACCOUNTING PRINCIPLES

The Gambro group applies the recommendations issued by the Swedish Financial Accounting Standards Council and statements issued by their Emerging Issues Task Force.

From January 1, 2004, one new recommendation is applied in the consolidated financial statements; RR 29 Employee Benefits. It is disclosed in the Gambro Annual Report 2003, page 45. In the first quarter the one-off effect of MSEK 19; a result of the new accounting principle, was reported directly under equity in accordance with the recommendation's transition rules and RR 5 Reporting of Change of Accounting Principles. The application of the recommendation does not result in a material change of the results. In accordance with the transition rules, the comparative figures have not been recalculated.
The plan assets are now included in the net debt definition, which has a positive effect of MSEK 66 on net debt per January 1, 2004.

As from 2005 the Company will be reporting in accordance with International Financial Reporting Standards (IFRS, formerly IAS). Therefore the annual report for 2004 will be the final financial statement prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council. In the interim report for the first quarter of 2005 and in the annual report for 2005, the balance sheet and income statement for 2004 will be reconciled in accordance with IFRS and the Company's current accounting principles.

The Company is presently reviewing reporting routines in order to collect the data needed for the IFRS accounting. During 2004 the Company will also gather information to be used for comparative figures in interim reports and the annual report for 2005. Introductory training of the employees involved has started and will be completed on an on-going basis throughout 2004. The company also intends to provide further information to the stock market in December 2004 as to the effects on the Company's accounting once the IFRS recommendations are introduced. The information in the announcement will include:

- How the transition rules (IFRS 1 First-time adoption) will be applied.
- What options will be used if an accounting standard gives the user the possibility to chose between several alternative accounting principles.
- Preliminary transition effects on the IFRS opening balance per January 1, 2004 (i.e. re-classifications in the balance sheet) and estimates of the effects these adjustments will have on the restated 2004 earnings.
- Accounting chosen principles for IAS 39 Financial instruments: Recognition & Measurement. However, no information will be disclosed on transition effects since IAS 39 transition date will be January 1, 2005.

In March 2005 the Company will publish re-stated 2004 quarterly numbers as well as the transition effects of the implementation of IAS 39.

GAMBRO GROUP INCOME STATEMENT

MSEK	Q3 2004	Q3 2003	Jan-Sept 2004	Jan-Sept 2003	Oct 2003-Sept 2004	Full year 2003
Revenues	**6,697**	**6,601**	**19,775**	**19,637**	**26,271**	**26,133**
Cost of sales	-4,887	-4,911	-14,477	-14,433	-19,340	-19,296
Gross earnings	**1,810**	**1,690**	**5,298**	**5,204**	**6,931**	**6,837**
Operating expenses [1]	-1,204	-1,230	-6,446	-3,882	-7,820	-5,256
Operating earnings (EBIT) [2]	**606**	**460**	**-1,148**	**1,322**	**-889**	**1,581**
Financial items, net	-54	-8	-100	-14	-137	-51
Earnings before tax (EBT)	**552**	**452**	**-1,248**	**1,308**	**-1,026**	**1,530**
Taxes [3][4]	-275	-227	-264	-713	408	-41
Minority Interest	-20	-19	-59	-52	-74	-67
Net income	**257**	**206**	**-1,571**	**543**	**-692**	**1,422**
1) Including a nonrecurring charge to provide for the settlement with the U.S. Department of Justice			-2,672		-2,672	
2) Earnings before depreciation and amortization (EBITDA)	1,275	1,148	857	3,354	1,837	4,334
3) Including a nonrecurring reversal of tax provisions					894	894
4) Including a nonrecurring positive effect on the tax, due to 1)			491		491	
Amortization, goodwill	-211	-235	-635	-699	-847	-911
Depreciation, amortization other assets	-458	-453	-1,370	-1,333	-1,879	-1,842
	-669	-688	-2,005	-2,032	-2,726	-2,753

	Q3 2004	Q3 2003	Jan-Sept 2004	Jan-Sept 2003	Oct 2003-Sept 2004	Full year 2003
Earnings per share before and after dilution (SEK)	0.74	0.60	-4.56 [6]	1.58	-2.01 [5][6]	4.13[5]
Goodwill amortization per share (SEK)	-0.61	-0.68	-1.84	-2.03	-2.46	-2.64
Earnings per share pre goodwill amortization (SEK)	1.36	1.28	-2.72 [6]	3.60	0.45 [5][6]	6.77[5]

5) Including nonrecurring tax gain, MSEK 894, SEK 2.59 per share

6) Including nonrecurring items; a charge to provide for a settlement with the U.S. Department of Justice, SEK -6.33 per share

Average and total number of shares outstanding 344,653,288 (before and after dilution) of which:
Series A: 250,574,090
Series B: 94,079,198
(Same number of outstanding shares for all periods)

Exchange rates

(SEK)	Closing rate 2004 Q3	Closing rate 2003 Q3	Average rate 2004 Q1	2004 Q2	2004 Q3	2004 YTD	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2003 Full year	2003 YTD
USD-rate	7.35	7.66	7.35	7.59	7.50	7.48	8.56	8.08	8.13	7.59	8.09	8.26
EUR-rate	9.07	8.95	9.18	9.15	9.15	9.16	9.18	9.14	9.17	8.99	9.12	9.16

QUARTERLY DATA PER SEGMENT

	2004				2003				
MSEK	Q1	Q2	Q3	Total	Q1	Q2	Q3	Q4	Total
Revenues									
Gambro Healthcare	3,747	3,982	4,021	11,750	3,942	3,869	4,052	3,838	15,701
Gambro Renal Products	2,448	2,538	2,454	7,440	2,435	2,536	2,435	2,505	9,911
Gambro BCT	457	507	528	1,492	449	440	444	451	1,784
Intra-group	-287	-314	-306	-907	-317	-318	-330	-298	-1,263
Total Revenues	**6,365**	**6,713**	**6,697**	**19,775**	**6,509**	**6,527**	**6,601**	**6,496**	**26,133**
Operating earnings - before depr. (EBITDA)									
Gambro Healthcare	597	670	725	1,992	611	600	668	641	2,520
Gambro Renal Products	364 3)	505	466	1,335	465	475	434	323 2)	1,697
Gambro BCT	158	150	167	475	111	111	117	103	442
Nonrecurring items 5)		-2,672		-2,672					
Other	-82	-108	-83	-273	-81	-86	-71	-87	-325
Total operating earnings - before depr. (EBITDA)	**1,037**	**-1,455**	**1,275**	**857**	**1,106**	**1,100**	**1,148**	**980**	**4,334**
margin %	**16.3%**	**-21.7%**	**19.0%**	**4.3%**	**17.0%**	**16.9%**	**17.4%**	**15.1%**	**16.6%**
margin %, excl nonrecurring items	**16.3%**	**18.1%**	**19.0%**	**17.8%**	**17.0%**	**16.9%**	**17.4%**	**15.1%**	**16.6%**
Depreciation and amortization									
Gambro Healthcare	-365	-370	-374	-1,109	-393	-377	-400	-372	-1,542
Gambro Renal Products	-250	-250	-240	-740	-241	-231	-237	-301 2)	-1,010
Gambro BCT	-43	-48	-51	-142	-47	-45	-46	-43	-181
Other	-5	-5	-4	-14	-5	-5	-5	-5	-20
Total depreciation and amortization	**-663**	**-673**	**-669**	**-2,005**	**-686**	**-658**	**-688**	**-721**	**-2,753**
Operating earnings - after depr. (EBIT)									
Gambro Healthcare	232	300	351	883	218	223	268	269	978
Gambro Renal Products	114 3)	255	226	595	224	244	197	22 2)	687
Gambro BCT	115	102	116	333	64	66	71	60	261
Nonrecurring items 5)		-2,672		-2,672					
Other	-87	-113	-87	-287	-86	-91	-76	-92	-345
Total EBIT	**374**	**-2,128**	**606**	**-1,148**	**420**	**442**	**460**	**259**	**1,581**
margin %	**5.9%**	**-31.7%**	**9.0%**	**-5.8%**	**6.4%**	**6.8%**	**7.0%**	**4.0%**	**6.0%**
margin %, excl. nonrecurring items	**5.9%**	**8.1%**	**9.0%**	**7.7%**	**6.4%**	**6.8%**	**7.0%**	**4.0%**	**6.0%**
Financial net									
Interest net	-46	8 4)	-50	-88	-64	-39	-50	-59	-212
Other financial items	-2	-6	-4	-12	7	90 1)	42	22	161
Financial net	**-48**	**2**	**-54**	**-100**	**-57**	**51**	**-8**	**-37**	**-51**
Earnings before tax (EBT)	**326**	**-2,126**	**552**	**-1,248**	**363**	**493**	**452**	**222**	**1,530**

1) Including MSEK 80 in positive effects from transactions to lock in long-term interest rates differentials, which resulted in realized interest rates differentials as well as currency gains.
2) EBITDA includes MSEK 65 in one-off costs related to the closure of two plants and other improvement costs MSEK 70 in one-off costs for patent issues and bad debts and related costs in Brazil. In addition EBIT includes MSEK 55 in write-off (depreciation) related to the closure of the two plants.
3) EBITDA and EBIT includes MSEK 101 in one-off costs related to the closure of two plants.
4) Including MSEK 54 in accrued interests income from MacGREGOR (from 1998 until June 2004), previously not recognized, (see note 36 in Gambro Annual Report 2003).
5) Including MSEK 2,672 to provide for the settlement with the U.S. Department of Justice.

QUARTERLY DATA PER SEGMENT (cont.)

	2004				2003				
MSEK	Q1	Q2	Q3	Total	Q1	Q2	Q3	Q4	Total
Assets									
Gambro Healthcare	17,128	16,659	16,122		19,061	18,171	17,376	16,652	
Gambro Renal Products	11,518	11,610	11,418		11,681	11,951	11,449	11,198	
Gambro BCT	1,498	1,610	1,634		1,464	1,440	1,389	1,409	
Eliminations	-191	-209	-204		-211	-212	-220	-199	
Total segment assets	**29,953**	**29,670**	**28,970**		**31,995**	**31,350**	**29,994**	**29,060**	
Other	735	858	999		559	728	714	1,427	
Shares and participations	125	119	119		107	112	131	127	
Deferred and current tax assets	1,294	1,791	1,644		1,429	1,251	1,209	1,448	
Liquid assets	671	454	886		690	621	442	482	
Interest bearing receivables	1,236[2]	1,286[2]	1,473[2]		979[2]	681[2]	1,121[2]	1,568[2]	
Total assets	**34,014**	**34,178**	**34,091**		**35,759**	**34,743**	**33,611**	**34,112**	
Liabilities									
Gambro Healthcare	1,706	1,757	1,792		1,771	1,658	1,727	1,633	
Gambro Renal Products	2,292	2,244	2,208		2,144	2,211	2,000	2,611	
Gambro BCT	172	234	252		162	159	174	211	
Eliminations	-191	-209	-204		-211	-212	-220	-199	
Total segment liabilities	**3,979**	**4,026**	**4,048**		**3,866**	**3,816**	**3,681**	**4,256**	
Other[1]	787	3,465	3,343		801	942	798	761	
Shareholders' equity[1]	20,134	17,806	17,965		19,476	19,124	19,016	19,756	
Minority interests	157	157	157		153	154	151	143	
Provisions for taxes and tax liabilities	1,263	1,405	1,152		1,788	1,773	1,825	1,345	
Interest bearing liabilities incl. pensions	7,694	7,319	7,426		9,675	8,934	8,140	7,851	
Total shareholders' equity and liabilities	**34,014**	**34,178**	**34,091**		**35,759**	**34,743**	**33,611**	**34,112**	
Investments gross									
Gambro Healthcare	112	136	142	390	194	224	298	304	1,020
Gambro Renal Products	187	246	238	671	271	289	264	310	1,134
Gambro BCT	57	96	72	225	58	57	69	98	282
Total investments gross	**356**	**478**	**452**	**1,286**	**523**	**570**	**631**	**712**	**2,436**
Revenues by market									
Europe, Africa and Middle East	1,998	2,083	1,960	6,041	1,922	2,041	1,893	1,996	7,852
United States	3,868	4,101	4,152	12,121	4,102	3,980	4,181	3,955	16,218
Americas (excl. USA), Asia and Pacific	499	529	585	1,613	485	506	527	545	2,063
Total	**6,365**	**6,713**	**6,697**	**19,775**	**6,509**	**6,527**	**6,601**	**6,496**	**26,133**
Assets by market									
Europe, Africa and Middle East	11,363	11,563	11,413		11,349	11,542	11,112	11,213	
United States	16,561	16,161	15,605		18,585	17,731	16,831	15,962	
Americas (excl. USA), Asia and Pacific	2,029	1,946	1,952		2,061	2,077	2,051	1,885	
Total segment assets	**29,953**	**29,670**	**28,970**		**31,995**	**31,350**	**29,994**	**29,060**	
Investments gross by market									
Europe, Africa and Middle East	178	279	244	701	239	264	342	422	1,267
United States	136	160	166	462	239	239	239	239	956
Americas (excl. USA), Asia and Pacific	42	39	42	123	45	67	50	51	213
Total investments gross	**356**	**478**	**452**	**1,286**	**523**	**570**	**631**	**712**	**2,436**
1) Prior periods restated for equity swaps. Liabilities have increased and shareholders equity decreased					353	177	160		

2) Incl. effects of currency forward contracts to lock in favorable interest rates differentials. The forward contracts, recorded as interest bearing receivables, amounts to (MSEK): 2004 Q3: 1,134; Q2: 939; Q1: 887 / 2003 Q4: 1,279; Q3: 840; Q2: 400; Q1: 705

GAMBRO GROUP BALANCE SHEET

MSEK	September 30 2004	September 30 2003	December 31 2003
ASSETS			
Fixed assets			
Intangible assets [1]	11,263	12,436	11,673
Tangible assets	7,737	7,875	7,868
Shares and participations	119	131	127
Long-term receivables	3,253	2,634	3,014
Total fixed assets	**22,372**	**23,076**	**22,682**
Current assets			
Inventories	2,488	2,553	2,349
Trade receivables	6,356	5,936	6,096
Other current receivables	1,989	1,604	2,503
Liquid assets	886	442	482
Total current assets	**11,719**	**10,535**	**11,430**
TOTAL ASSETS	**34,091**	**33,611**	**34,112**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity [2]	17,965	19,016 [3]	19,756
Minority interests	157	151	143
Provisions	4,473	2,676 [3]	2,094
Long-term interest bearing liabilities	3,972	4,902	4,299
Current liabilities	7,524	6,866	7,820
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**34,091**	**33,611**	**34,112**
NET DEBT	5,067	6,577	5,801
1) Of which goodwill	10,189	11,480	10,702

2) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)

Shareholders' equity:

Reported opening balance	19,756	19,839	19,839
Changed accounting principles	-19	-205	-205
Adjusted opening balance	19,737	19,634	19,634
Net income	-1,571	543	1,422
Translation difference	97	-827	-1,045
Change in provision for equity swaps	81	45	124
Dividend	-379	-379	-379
Closing balance	17,965	19,016	19,756

3) MSEK 160 has been reclassified from shareholders' equity to provisions to reflect changed accounting principles for equity swaps.

CASH FLOW STATEMENT

MSEK	January-September 2004	January-September 2003	Full year 2003
Operating activities			
Earnings before tax	-1,248	1,308	1,530
Adjustment for non-cash items			
Depreciation, amortizations and write-downs	2,005	2,032	2,753
Provisions	2,458[1)]	64	65
Unrealized interests and exchange gains/losses	-38	1,000	-147
Capital gains/losses	-97	0	-43
Undistributed earnings in associated companies	-4	-3	2
Income taxes paid	-657	-436	-524
Cash flow from current operations before changes *in operating capital*	2,419	3,965	3,636
Changes in operating capital:			
Inventories	-130	-157	9
Receivables	212	-614	-690
Liabilities	-105	-8	697
Cash flow from operating activities	2,396	3,186	3,652
Investment activities			
Investments in financial fixed assets	-61	-34	-32
Disposals of financial fixed assets	131	0	80
Investments in intangible fixed assets	-212	-243	-349
Disposals of intangible fixed assets	0	6	43
Investments in tangible fixed assets	-1,013	-1,447	-2,055
Disposals of tangible fixed assets	51	54	100
Cash flow from investment activities	-1,104	-1,664	-2,213
Financing activities			
Change in loans	-511	-1,238	-1,102
Dividend paid	-379	-379	-379
Cash flow from financing activities	-890	-1,617	-1,481
Cash flow this period	402	-95	-42
Liquid assets, opening balance	482	563	563
Currency effect in liquid assets	2	-26	-39
Liquid assets at closing balance	886	442	482

Reconciliation between cash flow statement and operating cash flow

Cash flow from operating activities	2,396	3,186	3,652
Add back: Provisions and unrealized exchange gains/losses etc	-2,420	-1,064	76
Add back: Nonrecurring items	2,672		
Add back: Income taxes paid	657	436	524
Add back: Change in operating capital	23	779	-16
Change in operating working capital	-401	-429	-266
Cash flow from investment activities	-1,104	-1,664	-2,213
Add back: Acquisitions/divestitures net	27	68	-3
Operating cash flow	**1,850**	**1,312**	**1,754**

1) Including MSEK 2,672 to provide for the settlement with the U.S. Department of Justice.

FIVE-YEAR SUMMARY

MSEK	Jan-Sept 2004	Jan-Sept 2003[3,4]	2003[4]	2002[3,4]	2001[4]	2000[4]	1999[4]
Income statement							
Revenues	19,775	19,637	26,133	27,574	26,720	22,245	19,743
Earnings before interest, taxes depreciation and amortization (EBITDA)	857	3,354	4,334	4,501	3,305	3,983	4,313
EBITDA margin, %	4.3	17.1	16.6	16.3	12.4	17.9	21.8
Earnings before interest and taxes (EBIT)	-1,148	1,322	1,581	1,594	281	204	2,304
EBIT margin, %	-5.8	6.7	6.0	5.8	1.1	0.9	11.7
Earnings before tax (EBT)	-1,248	1,308	1,530	1,063	-193	-527	1,893
Net income	-1,571	543	1,422	612	-422	982	1,605
Balance sheet							
Total assets	34,091	33,611	34,112	36,019	40,151	36,664	33,920
Net debt	5,067	6,577	5,801	8,369	9,434	7,275	4,632
Shareholders' equity	17,965	19,016	19,756	19,634	22,571	21,897	19,655
Cash flow analysis							
Investments in fixed assets, net	-1,174	-1,596	-2,259	-2,994	-2,465	-1,741	-1,529
Operating cash flow [1]	1,850[5]	1,312	1,754	1,540	-11[2]	1,103	2,048
Change in net debt	734	1,792	2,568	1,065	-2,159	-2,643	-2,390
Key ratios							
Return on shareholders' equity, %	-11.1	3.7	7.2	2.9	-1.9	4.7	8.6
Return on total capital, %	-3.7	6.4	5.8	4.6	1.6	0.9	7.4
Return on capital employed, %	-4.7	7.2	7.1	5.6	2.0	1.2	10.8
Interest coverage ratio	-3.1	4.5	4.1	2.6	0.8	0.4	4.1
Solidity (equity/assets ratio), %	53	57	58	55	57	60	59
Per share data							
Earnings per share, SEK	-4.56	1.58	4.13	1.78	-1.22	2.85	4.66
Operating cash flow per share, SEK[1]	5.37[5]	3.81	5.09	4.47	-0.03[2]	3.20	5.94
Shareholders' equity per share, SEK	52	55	57	57	65	64	57
Net asset value per share, SEK	52	55	57	57	65	64	57
Dividend per share, SEK	1.10	1.10	1.10	1.10	1.10	1.10	1.10
Total return, Gambro share, %	39.2	11.0	26.2	-24.9	-0.5	-10.7	-11.0
Direct yield, %	1.3	2.1	1.8	2.3	1.7	1.6	1.4
Market value/net profit (p/e-ratio)	neg	25	14	27	neg	23	17
Market value/shareholders equity	159	96	104	83	100	102	135
Average and total number of shares outstanding 344,653,288 for all periods							
Statistical data							
Average number of employees	21,301	21,355	21,273	20,804	19,534	17,999	17,354
Wages, salaries and remuneration, incl. social security contribution	6,668	6,747	8,961	9,406	9,122	7,191	6,265

1) Cash flow before acquisitions and taxes

2) Exclusive capital gain on sale of Thoratec shares.

3) Restated to reflect changed accounting principles for equity swaps

4) The accounting principles have been changed but the historical values have not been re-calculated.

5) Exclusive of nonrecurring items

DEFINITIONS

Non-acquired growth: Treatment growth in existing clinics and programs including denovo clinics. (Before used "same-store growth" which only included existing clinics and satellite denovos rather than all denovos.)

Net debt: Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including plan assets and liquid funds.

Return on shareholders' equity: Net income expressed as a percentage of average shareholders' equity.

Return on total capital: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets.

Return on capital employed: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets, less non-interest bearing operating liabilities, including deferred tax liabilities.

Interest coverage ratio: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, divided by the sum of interest expenses and exchange losses attributable loans. Financial items include dividends received from associated companies rather than earnings participations in these companies.

Unless otherwise indicated, all products mentioned in this press release are registered trademarks of Gambro.

GAMBRO MEDICAL OUTCOMES

		2004			2003			
Kt/V		**Q3**	Q2	Q1	Q4	Q3	Q2	Q1
U.S.	Kt/V average	1.51	1.50	1.50	1.52	1.50	1.49	1.49
	Kt/V ≥1.2 (%)	90	89	89	90	89	88	89
Europe	Kt/V average	1.51	1.48	1.48	1.49	1.47	1.46	1.45
	Kt/V ≥1.2 (%)	91	90	89	88	86	87	86

Kt/V is one method of assessing the dose of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule.

	2004			2003			
Hemoglobin ≥ 11g/dl, %	**Q3**	Q2	Q1	Q4	Q3	Q2	Q1
U.S.	87	85	82	81	80	81	80
Europe	76	74	74	74	71	71	70

Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients according to DOQI guidelines is 11-12 g/dl. An anemia management program was started during 2002 in the U.S. and has been a major value add to patient treatment and improved the Hemoglobin level. Gambro Healthcare's anemia management efforts are focused on improving patient's hemoglobin levels especially those that are below 11 g/dl.

	2004			2003			
Albumin ≥3.5 g/dl, %	Q3	Q2	Q1	Q4	Q3	Q2	Q1
U.S.	77	77	77	77	77	78	77
Europe	89	90	90	89	90	89	88

Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition but also of inflammation. A serum albumin concentration of >3.5 g/dl is generally defined as adequate, although the target value depends on the analysis method used.

Above data is only including hemodialysis patients (not peritoneal dialysis patients).